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[LETTERHEAD OF HYUN  PARK]

June 12, 2008

VIA EDGAR:  DEF14A CORRESP

H. Christopher Owings, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:           PG&E Corporation
Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 22, 2008
Definitive Proxy Statement on Schedule14A Filed April 2, 2008
File No. 1-12609

Pacific Gas and Electric Company
Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 22, 2008
Definitive Proxy Statement on Schedule14A Filed April 2, 2008
File No. 1-02348

Dear Mr. Owings:

This letter sets forth the joint response of PG&E Corporation and Pacific Gas and Electric Company (the Utility) to comments set forth in the letter of the Staff of the Securities and Exchange Commission (the Staff) dated June 2, 2008 in connection with the companies’ Form 10-K filed with the Commission on February 22, 2008 and the companies’ joint proxy statement filed with the Commission on April 2, 2008.

As directed in the Staff’s letter, the following responses discuss how PG&E Corporation and the Utility intend to comply with the Staff’s comments in future filings.  In each case, the specific comment from the Staff is set forth in italics, along with the heading topic for the question.  All comments concerned the Compensation Discussion and Analysis section, which begins on page 40 of the companies’ 2008 joint proxy statement.  The companies’ response follows each question.

How Did the Compensation Committee Benchmark and Establish the 2007 Officer Compensation Program? (page 41)

1.
On page 42, you indicate that you review the compensation practices of a general industry comparator group when assessing pay decisions for officers whose job scope and skill set are easily transferable to other industries, such as officers responsible for corporate support functions.  We note your disclosure that the companies were selected from your compensation consultant’s proprietary database focusing on 95 companies with annual revenues between $8 billion and $20 billion (with a median revenue of $11.6 billion and a market capitalization of $13.8 billion).  Please identify the companies in this group or tell us why you believe you need not disclose them.  Refer to Item 402(b)(2)(xvi) of Regulation S-K.

Response

In the future, PG&E Corporation and the Utility will expand their disclosure to specifically list companies from any general industry comparator group that may be used to benchmark certain elements of compensation.

What are the Primary Components of NEO Compensation Paid or Earned During 2007? (page 42)

2.
We note your disclosure on page 43 that “[t]he overall market position of executive officers’ base pay at PG&E Corporation and Pacific Gas and Electric Company, including base pay for the NEOs, is comparable to the [Pay Comparator Group] average at the time of benchmarking.”  Please indicate how close your officers’ base pay was to this average, or otherwise clarify your statement that your officers’ base pay was comparable.

Response

PG&E Corporation and the Utility will expand their disclosure in future filings to clarify any statement that officers’ base pay was comparable to benchmarking information.

In connection with PG&E Corporation’s and the Utility’s response to the Staff’s comments, each company acknowledges:

•	it is responsible for the adequacy and accuracy of its respective disclosures, as contained in the above-captioned filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and

•	each entity may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at 415-267-7133.

Very truly yours,

HYUN PARK

Hyun Park
Senior Vice President and General Counsel
PG&E Corporation

cc:           Peter A. Darbee, Chairman, President and CEO, PG&E Corporation
William T. Morrow, President and CEO, Pacific Gas and Electric Company

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